[Sullivan & Cromwell Letterhead]

July 22, 2014

VIA EMAIL, EDGAR & BY HAND DELIVERY

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Re: Valeant Pharmaceuticals International, Inc.

Registration Statement on Form S-4

Filed June 18, 2014

File No. 333-196856

Schedule TO-T

Filed June 18, 2014

Filed by Valeant Pharmaceuticals, Inc., PS Fund 1, LLC and AGMS Inc.

File No. 005-40724

Preliminary Proxy Statement on Schedule PREM14A

Filed June 24, 2014

File No. 001-14956

Dear Mr. Riedler:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant”) and AGMS Inc. (together with Valeant, the “Filing Persons”), set forth below is the response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in your letter dated July 3, 2014 regarding our clients’ Registration Statement on Form S-4, filed with the Commission on June 18, 2014 (the “Registration Statement”), the Schedule TO, filed with the Commission on June 18, 2014 (the “Schedule TO”) and the Preliminary Proxy Statement on Schedule 14A, filed with the Commission on June 24, 2014 (the “Proxy Statement”). For your convenience, this letter is formatted to reproduce your comment in bold text followed by our response.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

In addition, Valeant has revised the Registration Statement, Schedule TO and Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter amendments to each of the foregoing, which reflect these revisions and update certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement, and all page numbers referenced herein are to the Registration Statement, in each case, as so amended.

Schedule TO-T Filed June 18, 2014

1.	Please revise the cover page to identify Pershing Square Capital Management, L.P. as a co-bidder in the tender offer. In this regard, we note that PS Fund 1 is a newly-formed entity incorporated for purposes of this acquisition transaction. To the extent that you add Pershing Square as a co-bidder, make appropriate changes in the disclosure in the Offer to Purchase, in particular where you discuss the status of PS Fund 1 as a co-bidder, and to provide all of the information required by Schedule TO as to Pershing Square.

The cover page of the Schedule TO has been revised in response to the Staff’s comment. In addition, the disclosure throughout has been revised to take into account Pershing Square’s status as co-bidder. Pershing Square has advised us that it does not view adding Pershing Square as co-bidder to constitute an acknowledgement that adding Pershing Square, in its capacity as the investment advisor to PS Fund 1, is required.

PREM14A filed June 24, 2014

2.	Please revise your proxy statement to include the additional and revised disclosure requested by our comments on Form S-4 where such comments are applicable to the disclosure in your proxy statement.

In response to the Staff’s comment, Valeant advises the Staff that it has revised the disclosure in the proxy statement to conform to changes made to the disclosure in the Form S-4, as applicable.

Form S-4 filed June 18, 2014

General

3.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing or other filings that we have not cited as examples, please make the appropriate changes as appropriate.

Valeant notes the Staff’s comment and advises the Staff that it has made appropriate conforming changes throughout the Form S-4 and to the Schedule TO and proxy statement.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

4.	We note that you have now commenced a tender offer for Allergan. Please provide your analysis as to why PS Fund 1, LLC’s acquisition of Allergan’s shares beginning in February 2014 did not violate Rule 14e-3.

We respectfully submit that PS Fund 1’s purchases of Allergan shares did not violate Rule 14e-3 because they occurred before Valeant or Pershing Square took any “substantial steps” toward a tender or exchange offer. Furthermore, even if Valeant or Pershing Square had taken “substantial steps” prior to May 1, 2014, Rule 14e-3 would not apply because, as the Staff notes in comment 1, Pershing Square and PS Fund 1 were “offering persons,” and therefore not “other persons” subject to Rule 14e-3’s trading restrictions.

Questions and Answers about the Offer, page 1

5.	In this section, note what form of consideration Allergan shareholders will receive if they do not make an election when tendering. If the disclosure at the bottom on page 53 is intended to state that they will receive all shares if any other shareholder so elects, please make that clear.

The disclosure on pages 1, 57, 60 and 69 has been revised in response to the Staff’s comment.

What will I receive for my shares of Allergan common stock?, page 1

6.	Please revise your disclosure to indicate when the sale of aggregate fractional sales and the subsequent distribution of net proceeds to entitled holders will occur relative to the distribution of shares of Valeant or cash consideration pursuant to your offer.

The disclosure on pages 1, 12, 54, 59 and 98 has been revised in response to the Staff’s comment.

How does the offer relate to PS Fund 1’s solicitation of proxies…? , page 3

7.	Please revise your disclosure to clarify that the removal and replacement of six members of the current Allergan Board constitutes the majority of the nine member board.

The disclosure on pages 4, 50 and 70 has been revised in response to the Staff’s comment.

What does it mean that PS Fund 1, a Pershing Square affiliate, is a co-bidder?, page 4

8.	Revise to reflect the addition of Pershing Square as an additional bidder.

The disclosure on pages 4, 11-12, 38 has been revised in response to the Staff’s comment.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

Does Valeant have the financial resources to complete the offer…? , page 5

9.	Please revise your disclosure to quantify your cash on hand and the extent of borrowings you will receive via bank commitments to finance the exchange offer.

The disclosure on pages 5 and 83 has been revised in response to the Staff’s comment.

We hereby supplementally advise the Staff that, as described in the revised unaudited pro forma condensed combined financial statements, in connection with the consummation of the sale to Galderma S.A. of all rights to Restylane®, Perlane®, Emervel®, Sculptra®, and Dysport®, Valeant applied a portion of the proceeds from the sale in an amount equal to $1.0 billion to the repayment of outstanding indebtedness under its senior secured credit agreement and entered into a revised commitment letter with the Lenders to provide debt financing in the reduced amount of $20.35 billion. The revised commitment letter is being filed as Exhibit (b)(1) to the amendment to the Schedule TO.

What percentage of Valeant’s common shares will former holders of Allergan stock own after the offer?, page 5

10.	Clarify here whether the 44% figure cited as the percentage of Valeant’s common shares former Allergan shareholders will own if the offer is completed assumes that Valeant elects to require Pershing to acquire 15% of Valeant common shares in connection with the parties’ agreement.

The disclosure on pages 5, 17, 27 and 55 has been revised in response to the Staff’s comment. We hereby supplementally advise the Staff that the 15% amount cited by the Staff is a discount to the then current market price of Valeant common shares and not a percentage of Valeant common shares.

What is the market value of my shares of Allergan common stock as of a recent date?, page 7

11.	Consider including a similar section providing a recent value for Valeant’s common stock and pro rating it to reflect the value of the .83 share of Valeant common stock to be exchanged in the offer.

The disclosure on page 7 has been revised to include a new section addressing the Staff’s comment.

12.	In this new section or where appropriate in the Question and Answer section, disclose how and when you will notify shareholders once the Cash Election Consideration and the Stock Election Consideration “fix” on the 10th business day before expiration.

The disclosure on pages 7 and 55 has been revised in response to the Staff’s comment.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

Summary, page 10

13.	Please balance your disclosure regarding the perceived benefits of the combination included in the summary with a brief discussion of the most significant risks relating to the offer, the second-step merger, and the combined company. This disclosure should be presented under a separate heading, such as, for example “Principal Risks Relating to the Offer, Second Step-Merger, and Combined Company.”

The disclosure on pages 18-19 has been revised in response to the Staff’s comment.

Background of the Offer, page 37

14.	We note that you and your representative engaged in a series of discussions and negotiations with Pershing Square and its representatives concerning the material terms and structure of your collaboration and your collective determination to pursue a combination with Allergan. You should describe in greater detail the nature and substance of the deliberations at such meetings, including what conclusions were reached. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your collaboration and the proposed transaction evolved during the course of discussions. For example, please describe the following:

•	The potential transaction structure discussed on the February 6, 2014 phone call between Mr. Ackman and Mr. Pearson;

The disclosure on page 39 has been revised in response to the Staff’s comment.

•	How the material terms of the confidentiality agreement were modified during drafting and negotiations between the legal representatives of Valeant and Pershing Square on February 13, 2014, and February 20, 2014;

The disclosure on page 40 has been revised in response to the Staff’s comment.

•	How the material terms of the letter agreement were modified during drafting and negotiations from February 20, 2014 through February 25, 2014; and

The disclosure on pages 40-41 has been revised in response to the Staff’s comment.

•	The aspects of your collaboration with Pershing Square and the potential acquisition of Allergan discussed in the meetings of Valeant’s board on February 9, 2014, February 16, 2014, March 11, 2014, March 12, 2014 and April 7, 2014.

The disclosure on pages 40 and 42 has been revised in response to the Staff’s comment.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

15.	Please revise your disclosure to describe the material terms and obligations under the confidentiality agreement you entered into with Pershing Square on February 9, 2014. Please also file this agreement as an exhibit to the registration statement or provide your analysis as to why it is not required to be filed.

We respectfully submit that confidentiality agreements typically are not filed as an exhibit to a registration statement or Schedule TO in these circumstances unless such confidentiality agreement is with the target company. We respectfully submit that, in this case, the terms and obligations of the confidentiality agreement between Valeant and Pershing Square are neither relevant nor material to the offer. The relevant and material terms of the agreement between Valeant and Pershing Square are contained in the Pershing Square relationship letter and the limited liability company agreement of PS Fund 1, both of which are described in the “Background” section of the offer to exchange and filed as exhibits to the registration statement.

16.	We note that Valeant and Pershing Square have entered into an agreement whereby Pershing may become the owner of a significant number of Valeant shares should the exchange offer be consummated. Did Valeant share material nonpublic information with Pershing Square? If so, has such information been disclosed in the Form S-4 or other offer materials? If not, please provide your analysis as to why disclosure is not required.

On behalf of Valeant, we hereby supplementally advise the Staff that Pershing Square entered into a confidentiality agreement with Valeant so that it could receive information about Valeant that might constitute non-public and confidential proprietary information. While Pershing Square may have received more detailed confidential and proprietary information than is publicly available, Valeant does not believe this information is of a nature that would necessitate additional disclosure in the Form S-4. Valeant believes that the Form S-4 includes all information material to the investment decision by the stockholders of Allergan. Pershing Square is effectively an independent investor in Valeant, which has made its own investment decision with respect to an investment in Valeant. The information disclosed to Pershing Square by Valeant is of the type and detail customary for privately negotiated transactions and is therefore more detailed than would be included in a Form S-4 and is not required to be provided.

17.	Please provide additional details about how and by whom PS Fund 1 was funded, aside from by Valeant, including the five Pershing Square Funds that contributed to PS Fund 1 and any arrangements or understandings with respect to such funding. See Item 5(b)(1)(viii) of Regulation 14A.

The disclosure on pages 40 and 42 has been revised in response to the Staff’s comment.

We have been advised by Pershing Square that, other than the Pershing Square relationship letter and the limited liability company agreement of PS Fund 1, LLC, the Pershing Square Funds, other than as discussed herein, are not party to any other arrangements or understandings with PS Fund 1, LLC with respect to the funding by the Pershing Square Funds of PS Fund 1.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

18.	Please revise your disclosure to describe the material terms of the American-style call options and forward purchase contracts purchased and subsequently exercised by PS Fund 1.

The disclosure on page 42 has been revised in response to the Staff’s comment.

19.	Please revise your disclosure to identify the shareholders of Allergan that expressed support for a merger between Valeant and Allergan at the May 29, 2014 conference.

Valeant and Pershing Square do not believe the identity of the shareholders is required by the Commission’s rules or otherwise material to Allergan stockholders in deciding whether or not to tender shares pursuant to the exchange offer. Moreover, Valeant and Pershing Square do not have permission from those shareholders to publicly disclose their names, and do not believe such disclosure is customary or appropriate in the context of a proxy fight or unsolicited offer.

20.	With respect to your disclosure concerning the filing of a Schedule 13D by Pershing Square and Valeant on April 21, 2014, please disclose the aggregate amount of shares purchased by PS Fund 1 and the total consideration paid for such shares.

The disclosure on page 43 has been revised in response to the Staff’s comment.

Reasons for the Offer, page 49

21.	Please revise you (sic) disclosure to provide a specific breakdown of how you believe you will achieve $2.7 billion in annual cost synergies following a combination with Allergan.

The disclosure on pages 13 and 52 has been revised in response to the Staff’s comment.

Please also explain why you believe you will be able to achieve 80% of such synergies within six months of a merger with Allergan.

The disclosure on pages 13 and 52 has been revised in response to the Staff’s comment.

22.	Please revise your disclosure to discuss the specific market efficiencies that will be created by a combination with Allergan.

The disclosure on pages 14 and 52 has been revised in response to the Staff’s comment.

23.	Please revise your disclosure to indicate the size of your three largest acquisitions to date and how such acquisitions compare in size to the value of your exchange offer for Allergan.

The disclosure on pages 13, 23 and 52 has been revised in response to the Staff’s comment.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

24.	Please revise your disclosure to describe your specific strengths in emerging markets and how they will be applicable to the combined company.

The disclosure on pages 14 and 52-53 has been revised in response to the Staff’s comment.

25.	Please explain what life cycle management programs encompass.

The disclosure on pages 14 and 53 has been revised in response to the Staff’s comment.

26.	We note your statement that Allergan’s track record on earlier stage programs has been “largely unproductive” over the past 16 years. Please revise your disclosure to explain what you mean by “largely unproductive” and provide the basis for your conclusion.

The disclosure on pages 14 and 53 has been revised in response to the Staff’s comment.

27.	Please revise your disclosure to explain how you define the phrase “externally acquired” and how you reached the determination that 80% of Allergan’s 2013 revenue was externally acquired.

The disclosure on pages 14 and 53 has been revised in response to the Staff’s comment.

28.	Please identify Allergan’s current reported tax rate.

The disclosure on pages 14 and 53 has been revised in response to the Staff’s comment.

Announcement of the Results of the Offer, page 60

29.	Disclose when Valeant will announce the results of the offer including whether all conditions have been satisfied or waived and whether Valeant will accept tendered shares.

In response to the Staff’s comment, the disclosure on page 63 has been revised to indicate that Valeant will make such announcement promptly after the expiration time.

Anti-Takeover Devices, page 69

30.	Clarify that all of the applicable impediments to the consummation of the offer that must be removed are enumerated here. Consider deleting the phrase “[i]n particular” at the beginning of the second sentence in this section to avoid the implication that other conditions exist but are no listed.

The disclosure on page 73 has been revised in response to the Staff’s comment.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

Other Conditions to the Offer, page 71

31.	Refer to the phrase “and be of a nature that we determine makes it inadvisable for us to complete the offer” in the first sentence in this section. All offer conditions must be objective and outside the control of the bidder and described with reasonable specificity in the offer materials. While you may determine in your reasonable judgment whether an even (sic) or non-occurrence “triggers” a listed offer condition, you may not reserve the right to make a secondary determination whether or not to “assert” that condition. If an event occurs that triggers a listed offer condition, you may assert the condition and terminate the offer, or waive the condition and proceed. Please revise your disclosure accordingly.

The disclosure on page 75 has been revised in response to the Staff’s comment.

Certain Legal Matters – Article 15 of the Allergan Charter, page 75

32.	Clarify the timing and scope of this condition and how it could be satisfied at this time, since a majority of Allergan’s Independent Directors did not approve the “Business Combination” (as defined in Section 203(c)(3) of the DGCL) before Valeant became an Interested Stockholder within the meaning of Article 15 of the Allergan Charter. Similarly, a majority of Allergan’s Independent Directors did not determine that Valeant was not an Interested Stockholders when it acquired over 5% of Allergan’s shares. Do these facts mean that in order to consummate a second-step merger after the offer, such merger must be approved by a majority of the Allergan shares not owned by Valeant and Pershing?

The disclosure on page 79 has been revised in response to the Staff’s comment.

33.	See our last comment above. Please provide a similar explanation with respect to the scope of the condition relating to the consummation of a second-step merger under Section 251(h) of the DGCL. Explain how this condition could be satisfied under the facts here, given the provision of Article 15 of the Allergan Charter requiring the vote of a majority of disinterested shareholders.

We respectfully refer the Staff to our response to comment 32 and the revised disclosure on page 79 for an explanation of the reasons why a shareholder vote is not mandated under Article 15 of the Charter.

Financing of the Offer; Source and Amount of Funds, page 78

34.	Please discuss the circumstances in which you will elect to finance a portion of the consideration for the exchange offer via issuance of $400 million Valeant common shares at a discount to Pershing Square.

The disclosure on pages 5 and 84 has been revised in response to the Staff’s comment.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

Unaudited Pro Forma Condensed Combined Financial Statements, page 82

35.	On page 83 and in other parts of the filing, you state that the pro forma adjustments are preliminary and the differences between these preliminary estimates and the final acquisition accounting could be material. If the preliminary adjustments are expected to materially differ from the final acquisition accounting, please present additional pro forma presentations to give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

As noted by the Staff, Valeant’s disclosure states that the pro forma adjustments are preliminary and differences as compared to the final acquisition accounting could be material. Valeant has advised us that the uncertainties in the pro forma adjustments relate to the provisional nature of the valuation of the assets acquired and liabilities assumed under the proposed combination with Allergan. As disclosed in the unaudited pro forma condensed combined financial statements, Valeant has not had the cooperation of Allergan’s management or due diligence access to Allergan or its business or management in the preparation of the unaudited pro forma condensed combined financial statements. Valeant has not received information from Allergan concerning its business and financial condition for any purpose, including preparing the unaudited pro forma condensed combined financial statements. As such, we have been informed by Valeant that the valuation was prepared based on the best information currently available to Valeant.

Valeant has indicated that it has assessed Rule 11-02(b)(8) of Regulation S-X which states that “[i]f the transaction is structured in such a manner that significantly different results may occur, additional pro forma presentations shall be made which give effect to the range of possible results.” Valeant has advised us that the uncertainty with regard to the pro forma results does not relate to potential differences in the structure of the transaction, but rather to the estimates in the valuation, as described in the preceding paragraph. Valeant also advises that the transaction is currently not structured in a way that would produce significantly different outcomes, as further addressed below in the response to comment 38.

With respect to the uncertainty in the valuation, the disclosure in Footnote 5 on pages 101-102 has been expanded to include sensitivity analyses which provide the potential impact to the Unaudited Pro Forma Condensed Combined Statement of Loss resulting from hypothetical changes in the valuation of intangible assets and property, plant and equipment.

36.	Please tell us why you did not give effect to the proposed sale of the rights to Restylane, Perlane, Emervel, Sculptra, and Dysport for $1.4 billion in cash to Nestle S.A., since the sale is pursuant to an Asset Purchase Agreement dated May 24, 2014. Refer to Rule 11-01(a)(4) of Regulation S-X.

The sale of the rights to Restylane®, Perlane®, Emervel®, Sculptra®, and Dysport® for $1.4 billion, which was not contingent upon a successful completion of a proposed combination with Allergan, closed in July 2014. Valeant has indicated that it has analyzed this transaction under Rule 11-01(a)(4) of Regulation S-X, which states that pro forma financial information should be furnished when “[t]he disposition of a significant portion

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

of a business either by sale, abandonment or distribution to shareholders by means of a spin-off, split-up or split-off has occurred or is probable and such disposition is not fully reflected in the financial statements of the registrant included in the filing.” A disposition of a business is considered significant if it meets the conditions of a significant subsidiary described in Rule 1-02(w) of Regulation S-X. We understand that Valeant performed the investment test, the asset test, and the income test described in Rule 1-02(w) and noted that all three tests were below the 10% threshold. As such, this disposition is not considered significant and pro forma financial information with respect to this transaction was not furnished and is not required.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

2. Basis of Presentation

Adjustments made to Allergan’s historical consolidated balance sheet as of March 31, 2014, page 91:

37.	Please revise to disclose the amount of each adjustment to Allergan’s historical consolidated balance sheet.

The disclosure in Footnote 2 on page 95 has been revised in response to the Staff’s comment.

Fair Value of Consideration to be Transferred in Connection with the Proposed Combination with Allergan, page 93

38.	You state on page 94 and throughout the filing that you assume that all Allergan stockholders, other than Pershing Square, will receive the Standard Election Consideration for purposes of unaudited pro forma condensed combined financial statements. Please disclose the basis for this assumption and any consideration you may have given in providing additional pro forma presentations that give effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

On behalf of Valeant, we respectfully advise the Staff that, after taking into account the effect of the proration contemplated in the Offer to Exchange, Valeant believes that Allergan stockholders will, on average, receive the mixture of cash and Valeant common shares contemplated by the Standard Election Consideration. Thus, Valeant believes that, for purposes of the unaudited pro forma condensed combined financial statements, it is reasonable to assume that all Allergan stockholders, other than Pershing Square, would receive the Standard Election Consideration.

As described above in the response to comment 35, Valeant has indicated that it has assessed Rule 11-02(b)(8) of Regulation S-X in preparing the pro forma financial information and concluded it is not applicable due to the fact that the offer to exchange contains a proration mechanism, which will adjust the aggregate cash consideration payable by Valeant to approximately $20 billion. Accordingly, Valeant has advised us that the consideration expected to be transferred by Valeant in cash and in shares is not expected to vary materially by the election made by the Allergan stockholders. The disclosure in Footnote 4 on page 98 has been updated to explain that any variations from the Standard Election Consideration assumed in the unaudited pro forma condensed combined financial statements will not result in a material change to the offer consideration contemplated in the offer to exchange.

Jeffrey Riedler

United States Securities and Exchange Commission

July 22, 2014

5- Assets to be Acquired and Liabilities to be Assumed in Connection with the Proposed Combination with Allergan, page 96

39.	Please revise your disclosure in footnote (d) to highlight the uncertainties regarding the effect of amortization periods assigned to the intangible assets to be recognized.

The disclosure in Footnote 5 on pages 101-102 has been revised in response to the Staff’s comment and includes a sensitivity analysis to show the impact from a hypothetical change in the amortization periods assigned to the intangible assets.

*            *             *            *            *            *

In connection with this response to the Staff’s comment, each of the Filing Persons acknowledged to me and I therefore acknowledge on its behalf that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Filing Persons from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly, you can reach me at (310) 712-6630.

Sincerely,

/s/ Alison S. Ressler

cc:	Christina Chalk

Bryan Pitko

Michele Anderson

Daniel Greenspan

Robert R. Chai-Onn

(Valeant Pharmaceuticals International, Inc.)